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REGISTRANT'S NAME Alpha General (Holdings) Limited

*CURRENT ADDRESS Room 1503 Dominion Centre
43-59 Queen's Road East
Hong Kong

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APR 17 2002
THOMSON FINANCIAL P

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DATE : 3/27/02



Alpha General (Holdings) Limited
（第一珍寶（集團）有限公司）
(Incorporated in bermuda with limited liability)

OGENERAL

Report

2001 Annual

CONTENTS 目錄



Concept & design: www.joviancomm.com

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors (the "Directors") of Alpha General (Holdings) Limited (the "Company"), I am pleased to present to the shareholders the annual results of the Company and its subsidiaries (collectively known as the "Group") for the year ended 31 March 2001.

Financial Review

During the year under review, the Group continued to focus on maintaining its market share of its "GENERAL" air conditioners in Hong Kong, and expanding its sales network in vast territory of People's Republic of China ("PRC").



Mr. Chu Ka Lok, Peter
Chairman and President

主席報告書

本人僅代表第一珍寶(集團)有限公司(「本公司」)董事會(「董事會」)欣然向各股東提呈本公司及其附屬公司(「本集團」)截至二零零一年三月三十一日止年度之業績報告。

財務回顧

回顧年內，本集團仍然集中去維持著「GENERAL珍寶」冷氣機在香港的市場分額，並在地域廣寬的中國大陸擴大它的銷售網絡。

For the year ended 31 March 2001, the Group generated a consolidated turnover of HK$581,252,000 representing an increase of 2% compared to the previous financial year. Consolidated profit attributable to shareholders decreased by approximately 25% to HK$20,315,000. As at 31 March, 2001, cash on hand was HK$16,211,000 and gearing ratio maintained at 23%.

Earnings per share were approximately 0.53 HK cent whilst net asset value amounted to approximately 7.45 cents per share for the year ended 31 March 2001.


GENERAL



於截至二零零一年三月三十一日止的年度內，本集團的營業額約為581,252,000港元，較去年同期上升2%。綜合股東應佔盈利下跌了25%，約20,315,000港元。直至二零零一年三月三十一日，手頭現金為16,211,000港元，而負債比率則維持23%。

截至二零零一年三月三十一日，每股基本盈利約為0.53港仙而每股資產淨值約為7.45港仙。

Dividend

The Directors have recommended a final dividend of 0.15 HK cent per share, which is subject to the approval of shareholders at the forthcoming annual general meeting to be held on 23 August, 2001. This dividend together with the interim dividend of a total of HK$9,665,000 will make a total distribution of 0.25 HK cent per share for the full year under review. The final dividend will be paid on 23 September, 2001 to all shareholders whose names appear on the register of members on 23 August, 2001.

Closure of Register of Members

The register of members of the Company will be closed from 17 August, 2001 to 23 August, 2001, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the proposed final dividend, all transfer of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar and transfer office in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration by no later than 4:00 p.m. on 16 August, 2001.

Business Review

Hong Kong

The economy of Hong Kong was gradually recovering some grounds from the Asian financial turmoil, yet the consumption power and sentiment remained low, which affected the overall retailing industry. Hong Kong remained as the principal market for the Group while efforts were also placed to explore new markets in the PRC. For the year under review, the business in Hong Kong was affected by the weak market sentiment and inactive second-hand property market, the Group's retailing business was inevitably being affected.

In view of continued slow operating environment, competitors resorted to price war. The Group, thus, strove to contain operating cost in a way to offset the revenue decrease and it successfully reduced expenses on warehouse and interest. Moreover, the Group also managed to maintain its turnover for the year under review contributed by its project business.

股息

董事會已建議派發末期股息為每股0.15港仙，而此股息有待於二零零一年八月二十三日召開之應屆股東週年大會上批准。此股息連同中期股息合共9,665,000港元，即全年股息派發總額為每股0.25港仙。此末期股息將於二零零一年九月二十三日派發予於二零零一年八月二十三日名列於本公司股東名冊之所有股東。

暫停辦理股東登記手續

本公司將自二零零一年八月十七日起至二零零一年八月二十三日止期間(包括首尾兩日在內)暫停辦理股東登記手續，期間亦不會辦理任何股份過戶登記。

為符合獲發擬派之末期股息的資格，必須將所有股份過戶文件連同有關股票於二零零一年八月十六日下午四時正前送交本公司於香港之股份過戶登記分處，秘書商業服務有限公司，地址為香港中環干諾道中一百一十一號永安中心五樓。

業務回顧

香港

香港經濟正逐漸從亞洲金融風暴中復甦，但消費力及消費意欲依然疲弱，影響到整個零售市場。本集團正致力於開發中國大陸市場，但香港仍然是最主要的市場。在疲弱的市場氣氛及淡靜的二手物業市道下，本集團於回顧年內在香港之零售業務亦難免因此而受到影響。

在持續放緩的經營環境下，競爭對手掀起了減價戰，本集團選擇了以控制經營成本來彌補盈利上的下降。此舉成功地減少了倉庫及利息的開支。再者，本集團於年內的營業額藉着工程項目業務的貢獻而得以維持。

The "GENERAL" air-conditioner which targeted medium-to-high end customers remained as one of top selling brands in Hong Kong. On the other hand, the Group's another brand "FUJI ELECTRIC" which targeted mass customers offering at more competitive price delivered satisfactory sales results to the Group.

With regard to the accelerated digitalization development trend, the prospects of Fujitsu Plasma Display Monitor are promising. During the year under review, sales of the advanced technological product increased by 9.4% compared with that of the previous year. In addition, the Group also distributed other home appliances including refrigerator, washing machine, kitchen-range hood and dehumidifier, which also turned in contribution to the Group.

For project business which supplies and installs window and split type air-conditioners in various new property development projects in Hong Kong, its sales performance was satisfactory.

「GENERAL珍寶」冷氣機旨在提供服務予中至高檔的消費者，並於香港維持最暢銷的品牌之一。另一方面，本集團以價錢具競爭優勢的產品「Fuji Electric」，為集團帶來理想的營業額。

在快速增長的電子化發展趨勢下，「Fujitsu」等離子顯示屏具明朗的發展前景。此先進的科技產品，相比去年，於年內錄得9.4%的銷量增長。此外，本集團亦經銷其他的家庭電器如雪櫃、洗衣機、抽油煙機及抽濕機等，都為集團帶來正面的貢獻。

於香港許多新物業發展項目中，供應及安裝窗口式及分體式冷氣機的工程業務銷售表現理想。


GENERAL
Auto Louver

PRC

For the PRC market, the government has adopted proactive and prudent macroeconomic policy in the past years, economy keeps a steady growth and development. Gross domestic products (GDP) increased approximately 8% over last year. With the improvement in the living standards in PRC and adjustments in electricity policies in rural areas, it is expected that the domestic electrical appliance market will grow in coming years.

Though the price war initiated by domestic manufacturers affected the Group's profitability during the year, with the reinforcement of the sales network in the PRC, it is expected that the Group's products reached larger market segments.

As more than 90% of the population of PRC locates in rural area, with the living conditions improving, and the PRC government policies of upgrading rural area into towns, the demand for electrical appliances will thus increase. The Group expects that the investment in distribution network can further broaden its market coverage in the PRC in the coming years in preparation for tapping the potentially surging business growth in this populous region. In addition to a well-established distribution network, the Group can grasp the opportunity to provide a channel for many foreign brands which plan to penetrate into the PRC market.

In preparation for the future expansion, the Group strove for consolidating existing foothold in Guangdong province and coastal regions of the PRC and reinforcing the relationship with dealers in various regions, in addition to the existing sales network in the major distribution zones in East and South districts including Guangzhou, Pearl Delta areas, Shanghai, Nanjiang and Wuxi. The Group will rationalize its current sales and distribution network, by placing greater emphasis on expanding market share and derive long-term values to our business portfolio and to our shareholders ultimately.

中國市場

中國市場方面，中國政府在數年間實施進取而審慎的宏觀經濟政策，令整體經濟獲得平穩的增長及發展，而國民生產總值(GDP)更加比往年增加了約8%。隨著中國人民生活素質的改善及農村地區電力政策的調整，估計來年的家電市場會因而得到增長。

即使集團利潤在年間受到家電製造業減價戰的影響，集團深信只要強化確立在大陸的銷售網絡，集團產品更能滲透更寬更廣的市場層面，實指日可待。

現時有超過90%的中國人口位於農村地區，隨著生活環境的改善，加上政府正計劃將農村發展為市鎮，因此對家電的需求將被提升。本集團希望在來年藉投資分銷網，能進一步擴大在中國的市場幅蓋面，好讓我們在這具潛力及人口稠密的地區作好增長的準備。除了建立良好的銷售網，本集團更能把握機會，為有意進入大陸市場的外商提供渠道。

為準備在未來的擴張，本集團正努力整固位於廣東及中國沿海的現有據點，及加強除東南部現有的主要分佈區域，包括廣州、珠江三角洲、上海、南京及無錫以外的不同地區經銷商的關係。本集團會以擴大市場分額來加強長遠的生意價值，最終回報我們的股東。

Prospects

Looking forward, the Group will continue to consolidate its core business of supplying air-conditioners for both the retail, wholesale and property markets in Hong Kong as well as the PRC.

The Group believes that the project business will be promising as there are totally HK$180 million of contract sum have already been confirmed and will be completed in the forthcoming year. The contract business encompasses both the public and private sectors. During the year, the Group has maintained a good relationship with its manufacturer to tender at competitive price and will strive to be awarded more contracts to supply air-conditioners to some large-scale new property development projects. The Group expects that the project business in Hong Kong will continue to deliver a positive contribution to the Group.

For the PRC market, the Group will continue to strengthen and establish an extensive distribution network and building brand equity in response to the keen competition in air-conditioning industry. The Group will strive for expanding market coverage and improving profit margin in the PRC. In the coming months, the Group intends to further explore markets in PRC. Following the PRC's WTO accession, the Group expects more advantageous policy for its imported "GENERAL" air-conditioners that sketch promising prospects of the PRC business. Moreover, the Group believes that there will be reinforcement in sales to the Hong Kong traders who on-sell to the PRC.

The Group's website at www.alphagp.com.hk, which provides a more comprehensive after-sale service to its customers, has been launched. It operates positively since the operating cost is reduced by no-paper communication and automatic reply or confirmation on appointment, in addition to the increased number of maintenance contracts preceded through online booking, which enlarges income stream in return.

前瞻

展望未來，本集團將繼續鞏固其核心業務，集中為香港及中國零售/批發及地產市場提供冷氣機。

本集團相信工程項目業務的前途是樂觀的。就已落實的180,000,000港元合約總數，預計將於來年完成。是項業務包括了公共及私人的屋苑。年內，本集團與製造商維持良好的關係，洽商了具競爭力的價錢，並爭取到多個大型屋苑建設項目之冷氣安裝合約。本集團期望於香港的業務會繼續帶予集團正面的貢獻。

中國市場方面，本集團會繼續加強及建立強大的銷售網絡，並建立其品牌形象以面對冷氣機業的激烈競爭。本集團會積極擴大市場佔有率及改善在國內的邊際利潤。在未來的月份，本集團打算進一步拓展在中國的市場。隨著中國加入世界貿易組織，本集團期望有更多對進口「GENERAL珍寶」冷氣機有利的政策，會為在國內的業務帶來樂觀的前景。此外，本集團相信此舉對產品轉售往中國之香港貿易商的銷售亦有所幫助。

本集團的網站www.alphagp.com.hk經已啟用，為顧客提供了一個更全面之售後服務。在增加網上維修合約的同時，無紙通訊的自動化答覆或預約之確定，都能有效地減低經營成本，增加收入。

Looking forward, the Group plans to diversify product range to other similar products such as high technology consumer electronics and computer peripherals to explore high potential business. In addition, the Group will continue to identify new investments related to information technology to explore additional business opportunities.

Acknowledgements

Last but not the least, I would like to express my sincere gratitude to our teams for their hard work and dedicated efforts, and to our customers for their continual support for our products and services, and our shareholders for their trust and support.

By Order of the Board

Chu Ka Lok, Peter
Chairman

HKSAR, July 16, 2001

展望未來，本集團計劃推出多元化的產品種類至同類型產品，如高科技電子消費產品及電腦週邊產品，以拓展具優厚潛力之業務。另外，本集團將繼續物色與資訊科技相關之新投資項目，以發掘更多的商機。

致謝

最後，本人感謝全體員工和管理人員之努力不懈及熱誠工作，感謝各客戶對本集團產品及服務的一直支持，以及各股東的信任和支持。

承董事會命

主席
朱嘉樂

香港特別行政區，二零零一年七月十六日

Liquidity and Capital Resources

流動資金及資本資源

The Group generally finances its operations with internally generated cash flow and facilities provided by bankers in Hong Kong.

本集團一般以其內部產生之流動現金及香港往來銀行所提供之融資作為其業務運作所需資金。

During the year ended 31 March, 2001, the Group recorded a net cash outflow from operating activities of approximately HK$50.0 million as compared to a net cash inflow of HK$128.5 million in the previous financial year. The Group obtained additional funding from short term bank loans and trust receipt loans of about HK$12.2 million and 24.5 million respectively during the year. As at March 31, 2001, the current ratio of the Group was 2.86.

於截至二零零一年三月三十一日止年度內，本集團自經營業務所產生之現金流出淨額約為50,000,000港元，而去年度之現金流入淨額則約為128,500,000港元。本集團於年內透過短期銀行借貸及信託票據借貸獲得額外資金分別約12,200,000港元及24,500,000港元。於二零零一年三月三十一日，本集團之流動比率為2.86。

Taking into consideration the anticipated internally generated funds and the available unutilized banking facilities, the Directors believe that the Group has sufficient resources to meet its foreseeable capital expenditure and working capital requirements.

在計及預計內部產生資金及可動用銀行融資，董事會相信本集團具備充足資源以應付可預見未來之資本開支及營運資本需求。

Employment, training, development and remuneration policy

僱用、培訓、發展及薪酬政策

As at 31 March 2001, the Group employed approximately 161 employees, of which about 132 in Hong Kong and 29 in the PRC.

The remuneration policy and package of the Group's employees are based on industry's practices. In addition, discretionary bonus and other merit payments are linked to the profit performance of the Group and individual performance as recognition and reward for value creation. Its staff benefits, welfare and statutory contributions if any, are made in accordance with prevailing labor laws of its operating entities.

截至二零零一年三月三十一日，本集團共聘請了161位僱員，其中132位於香港及29位於中國大陸。

本集團的僱員薪酬政策及條款都依循本行業常規。另外，自行酌定的額外津貼及獎勵報償都按照集團的溢利表現及個人表現來獎勵予具價值的生產。而員工津貼、福利及如有任何的法定貢獻，都根據經營個體現行的勞工法例來釐定。

Directors and Senior Management Profile

董事及高層管理人員簡介

.ecutive Directors

執行董事

CHU KA LOK, PETER, aged 68, is the Chairman and President of the Company and is responsible for the strategic planning and marketing policies of the Group. He is also the co-founder of the Group. He holds a Diploma in Mechanical Engineering from the Hong Kong Technical College, which was subsequently renamed the Hong Kong Polytechnic University. He has over 37 years of experience in the trading of air-conditioners and is currently a Vice-Chairman of the Hong Kong and Kowloon Electrical Appliances Merchants Association Limited. He is also a member of the Institute of Refrigeration and the American Society of Heating, Refrigeration and Air-conditioning Engineers.

朱嘉樂，六十八歲，本公司主席兼總裁，負責本集團策略性規劃及市場推廣政策。彼亦為本集團共同創辦人之一。朱先生持有香港工業專科學院(後易名為香港理工大學)之機械工程學文憑，擁有超過三十七年冷氣機貿易經驗，現為港九電器商聯會有限公司副會長。朱先生亦為Institute of Refrigeration 及the American Society of Heating, Refrigeration and Air-conditioning Engineers 之會員。

WAT HON KEUNG, aged 52, is the Vice President and the General Manager of the Group. He joined the Group in 1976 and was appointed as a Director in 1994. Mr. Wat is currently responsible for the general administration of the Group and the Group's after-sales and maintenance services to customers of the Group and the daily management of the Group's transportation and warehousing operation.

屈漢強，五十二歲，本集團副總裁兼總經理。彼於一九七六年加入本集團，並於一九九四年獲委任為董事。屈先生現負責本集團之一般行政工作及為本集團的客戶提供售後及保養服務，並負責本集團運輸及貨倉運作之日常管理工作。

CHAN KAI KWOK, aged 48, is a Director. Mr. Chan joined the Group in 1987. He has a considerable knowledge of business and commercial affairs and contributes to the business awareness of the Group in relation to the Group's overall business strategies and development.

陳啟國，四十八歲，本集團董事。陳先生於一九八七年加入本集團。彼於業務及商業事務均有豐富知識，在本集團之整體業務策略及發展方面為本集團作出貢獻。

CHU MARIA TERESA, aged 39, is a Director and the General Manager of the Group. Miss Chu was appointed as a Director in March 1996 and is currently responsible for the management and development of the Group's China Trade Division and for marketing, advertising and sales promotion of the Group. Miss Chu holds a bachelor of Arts Degree from California State University, Haywood, majoring in Economics and is the daughter of the Chairman of the Group.

朱詠儀，三十九歲，本集團董事兼總經理。朱小姐於一九九六年三月獲委任為董事，現負責本集團中國貿易部之管理及發展工作，以及本集團之市場推廣、廣告及銷售推廣業務。朱小姐持有加利福尼亞州州立大學文學士學位，主修經濟。彼為本集團主席之千金。

Non-Executive Directors

非執行董事

CHAN CHI KEUNG, CHRIS, B.A. (HONS) MBA, ACIB, aged 52, is the Managing Director and Chief Executive of Industrial & Commercial Bank of China (Asia) Limited. He holds an Honours Bachelor's Degree in Arts from the University of Hong Kong and a Master Degree in Business Administration from Oklahoma City University, USA. He is an associate of the Chartered Institute of Bankers (London) with many years of experience in commercial and investment banking.

陳志強，B.A (Hons) MBA，ACIB，五十二歲，中國工商銀行(亞洲)有限公司董事總經理及行政總裁。陳先生持有香港大學榮譽文學士學位及美國奧克拉荷馬市立大學工商管理碩士學位。陳先生亦為特許銀行學會(英國倫敦)會員，具有多年從事商業及投資銀行之經驗。

DR. WU SHU CHIH, ALEX, C.B.E, L.L.D., J.P., aged 81, a former member of the Legislative Council, is the Chairman of Fidelity Management Ltd., and Vice Chairman of Dai Nippon Printing Co., (HK) Ltd. He was formerly the Vice Chairman of The Stock Exchange of Hong Kong Limited and non-executive director of a number of listed companies including Hong Kong Aircraft Engineering Co., Ltd., Hong Kong Ferry (Holdings) Co., Ltd. and Hung Hing Printing Group Ltd. He is also the Life Honorary President of the Hong Kong Printers' Association. Dr. Wu was appointed a Hong Kong Affairs Adviser in April 1995 and a Selection Committee Member for the First Government of the Hong Kong Special Administrative Region in November 1996.

吳樹熾博士，C.B.E.，L.L.D.，J.P，八十一歲，前立法局議員。吳博士為正信工商顧問有限公司主席及大日本印刷(香港)有限公司副主席。吳博士為香港聯合交易所有限公司前任副主席及多間上市公司包括香港飛機工程有限公司、香港小輪(集團)有限公司及鴻興印刷集團有限公司之非執行董事。彼亦為香港印刷業商會之永遠名譽會長。吳博士於一九九五年四月獲委任為港事顧問及於一九九六年十一月獲委任為香港特別行政區第一屆政府推選委員會委員。

Senior Management

高級管理人員

POON CHEUK HUNG, aged 43, is the General Manager of Sales Division of the Group. Mr. Poon joined the Group in 1991 and is currently responsible for establishing effective marketing and promotion strategies and the development of the sales network for the Group's products.

潘爵雄，四十三歲，本集團營業部總經理。潘先生於一九九一年加入本集團，現時負責就本集團之產品製訂有效之市場推廣及宣傳策略，以及發展銷售網絡。

IP YIU HUEN, aged 52 is the Deputy General Manager of Sales Division of the Group. Mr. Ip joined the Group in 1979 and is currently responsible for assisting the General Sales Manager in establishing effective marketing and promotion strategies for products traded by the Group.

葉耀萱，五十二歲，本集團營業部副總經理。葉先生於一九七九年加入本集團，現時負責協助營業部總經理就本集團所銷售產品製訂有效之市場推廣及宣傳策略。

WONG CHEUNG TAI, aged 44 is the Assistant General Manager of the Group supervising the accounts and finance department, Miss Wong joined the Group in 1980 and is currently responsible for the supervision of the accounts and finance department for the Group.

黃長娣，四十四歲，本集團助理總經理，負責監管會計財務部。黃女士於一九八零年加入本集團，現時負責監管本集團會計財務部。

CHAN SIK, aged 54, is the Assistant General Manager of the Group supervising the projects and engineering department. Mr. Chan joined the Group in 1976 and is currently responsible for project management relating to air-conditioner installation projects.

陳　錫，五十四歲，本集團助理總經理，負責監管工程項目及工程設計部。陳先生於一九七六年加入本集團，現時負責有關冷氣機安裝項目之工程項目管理。

WONG YING WAI, aged 44, is the Assistant General Manager of Service and Maintenance Division of the Group. Mr. Wong joined the Group in 1976 and is currently responsible for assisting the General Manager in the daily management of the Group's after-sale and maintenance services to customers.

黃英偉，四十四歲，本集團維修服務部助理總經理。黃先生於一九七六年加入本集團，現時負責協助總經理就本集團為客戶提供之售後及保養服務執行日常管理工作。

Directors' Report

董事會報告

The directors present their annual report and the audited financial statements for the year ended March 31, 2001.

董事會謹此提呈截至二零零一年三月三十一日止年度之年度報告及經審核財務報表。

Principal Activities

主要業務

The Company acts as the investment holding company of a group of subsidiaries which are principally engaged in the import, marketing and distribution of consumer electrical appliances in Hong Kong, Macau and other regions in the People's Republic of China ("PRC") and the provision of related after-sales and maintenance services.

本公司作為其集團附屬公司之投資控股公司，主要在中華人民共和國(「中國」)內之香港、澳門及其他地區從事消費電器產品之進口、市場推廣及分銷業務，以及提供有關之售後及保養服務。

An analysis of the Group's turnover and contribution to profit from operations by geographical region is set out in note 3 to the financial statements.

本集團按地區劃分之營業額及經營溢利分析載於財務報表附註3內。

Subsidiaries

附屬公司

Details of the Company's subsidiaries at March 31, 2001 are set out in note 12 to the financial statements.

本公司旗下附屬公司於二零零一年三月三十一日之詳情載於財務報表附註12內。

Results and Appropriations

業績及撥款

The results of the Group for the year ended March 31, 2001 are set out in the consolidated income statement on page 23.

本集團截至二零零一年三月三十一日止年度之業績載於第23頁綜合收益表內。

An interim dividend of 0.10 HK cent per share amounting to approximately HK$3,866,000 was paid to the shareholders during the year. The directors now recommend the payment of a final dividend of 0.15 HK cent per share to the shareholders whose names appear on the register of members on August 23, 2001, amounting to approximately HK$5,799,000, and the retention of the remaining profit for the year of approximately HK$10,650,000.

年內已向股東派發每股0.10港仙之中期股息，總額合共為3,866,000港元。董事會現建議向二零零一年八月二十三日名列本公司股東名冊上之所有股東派發末期股息每股0.15港仙，股息總額合共約5,799,000港元，並保留本年度之餘下溢利約10,650,000港元。

Reserves

儲備

Details of movements during the year in the reserves of the Group and the Company are set out in note 20 to the financial statements.

本公司及本集團於本年度之儲備變動詳情載於財務報表附註20內。

Financial Summary

財務概要

A financial summary of the Group's past results, and assets and liabilities is set out on page 49.

本集團過去之業績及資產與負債之財務概要載於第49頁內。

Property, Plant and Equipment

物業、廠房及設備

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 11 to the financial statements.

本公司及本集團於本年度之物業、廠房及設備變動詳情載於財務報表附註11內。

Share Capital

股本

With effect from April 3, 2000, each of the existing issued and unissued shares of the Company have been subdivided from HK$0.10 each into ten shares of HK$0.01 each.

自二零零零年四月三日開始，本公司每股現時已發行及未發行之股份已由每股面值0.10港元分拆為十股每股面值0.01港元之股份。

Details of the share capital of the Company are set out in note 18 to the financial statements.

本公司之股本之詳情載於財務報表附註18內。

Purchase, Sale and Redemption of Securities

購買、出售或贖回證券

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

年內，本公司及其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

Borrowings

借貸

Bank overdrafts and other borrowings repayable within one year or on demand are classified as current liabilities as set out in note 16 to the financial statements.

須於一年內或因應要求而償還之銀行透支及其他借貸乃列作流動負債，並載於財務報表附註16內。

No interest was capitalised by the Group during the year.

年內本集團概無將利息資本化。

Directors

董事

The directors of the Company during the year and up to the date of this report were:

年內及截至本年報刊發當日，本公司之董事如下：

Executive directors

Mr. Chu Ka Lok, Peter *(Chairman and President)*
Mr. Wat Hon Keung *(Vice-President)*
Mr. Chan Kai Kwok
Ms. Chu Maria Teresa

執行董事

朱嘉樂先生 *(主席兼總裁)*
屈漢強先生 *(副總裁)*
陳啟國先生
朱詠儀小姐

Independent non-executive directors

Mr. Chan Chi Keung, Chris
Dr. Wu Shu Chih, Alex

獨立非執行董事

陳志強先生
吳樹熾博士

In accordance with Clause 87 of the Company's Bye-laws, Mr. Chan Kai Kwok and Ms. Chu Maria Teresa retire by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting. The other directors continue in office.

根據本公司之公司細則第八十七條，陳啟國先生及朱詠儀小姐應輪席告退，惟彼等願於來屆週年大會膺選連任。其他董事則會續留任為董事。

The term of office for each of the independent non-executive directors is the period up to his retirement by rotation in accordance with the Company's Bye-laws.

根據本公司之公司細則，各獨立非執行董事之任期乃根據其須輪席告退之期間為限。

Three of the executive directors, namely Messrs. Chu Ka Lok, Peter, Wat Hon Keung and Ms. Chu Maria Teresa have each entered into a service agreement with the Company for a period of three years commencing on July 1, 1997 and continuing thereafter until terminated by either party giving not less than three months' written notice to the other party.

三位執行董事(朱嘉樂先生、屈漢強先生及朱詠儀小姐)均分別與本公司訂立服務協議，由一九九七年七月一日起，為期三年，任期屆滿後可延續，直至任何立約方向另一立約方作出不少於三個月書面通知終止協議為止。

Save as disclosed above, no other director has a service contract with the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

除上文所披露者外，概無其他董事與本集團訂立本集團不可於一年內免付賠償(法定賠償除外)而終止之服務合約。

[illegible]ectors' Interests in Securities of the Company and its Associated Corporations

董事於本公司及其聯營公司之證券權益

At March 31, 2001, the interests of the directors and their associates in the securities of the Company and its associated corporations as recorded in the register required to be maintained by the Company under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

於二零零一年三月三十一日，各董事及彼等之聯繫人士於本公司及其聯營公司之證券中擁有根據證券(公司權益)條例(「公開權益條例」)第二十九條本公司須存置之名冊所記錄之權益如下：

(i) The Company (i) 本公司

(a) Shares (a) 股份

Name of director	董事姓名	Number of shares 股份數目 Personal interests 私人權益	Other interests 其他權益
Mr. Chu Ka Lok, Peter	朱嘉樂先生	7,340,000	2,365,200,000 (Note) (附註)
Mr. Wat Hon Keung	屈漢強先生	18,660,000	—
Mr. Chan Kai Kwok	陳啟國先生	18,710,000	—
Ms. Chu Maria Teresa	朱詠儀小姐	50,000,000	—

Note: These shares were held by Charmwood Development Limited. The entire issued share capital of Charmwood Development Limited is held by the trustee of a discretionary trust in which Mr. Chu Ka Lok, Peter is included as a beneficiary. He therefore has "other interests" in such number of shares as described in Practice Note 5 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

附註： 該等股份乃由Charmwood Development Limited持有。Charmwood Development Limited之全部已發行股本是由全權信託受託人持有，而朱嘉樂先生為該全權信託之其中一位受益人。因此，根據香港聯合交易所有限公司證券上市條例應用指引第五號，朱先生擁有該等數目股份之「其他權益」。

(b) **Options**

At March 31, 2001, there were no share options outstanding which entitle the directors to subscribe for shares in the Company.

Details of the share option scheme are set out in note 19 to the financial statements.

(b) **購股權**

於二零零一年三月三十一日，並無尚未行使之購股權賦予董事權利認購本公司之股份。

購股權計劃詳情載於財務報表附註19內。

(ii) Shares in subsidiaries

At March 31, 2001, the following director held "other interests" in the non-voting deferred shares in Alpha Appliances Limited, a 100% owned subsidiary of the Company, as follows:

(ii) 在附屬公司之股份

於二零零一年三月三十一日，以下董事持有本公司全資附屬公司第一電業有限公司之無投票權遞延股份之「其他權益」：

Name of director	**董事姓名**	**Number of non-voting deferred shares 無投票權遞延股份數目**
Mr. Chu Ka Lok, Peter	朱嘉樂先生	50,000 *(Note)（附註）*

Note: 49,999 shares were held by Charmwood Development Limited and 1 share was held by Reredos Corporation which share was in turn held in trust for Charmwood Development Limited. The entire issued share capital of Charmwood Development Limited is held by the trustee of a discretionary trust in which Mr. Chu Ka Lok, Peter is included as a beneficiary. He therefore has "other interests" in such number of non-voting deferred shares as described in Practice Note 5 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

附註： Charmwood Development Limited持有49,999股股份，而其餘1股股份則由Reredos Corporation以信託形式代Charmwood Development Limited持有。Charmwood Development Limited之全部已發行股本是由全權信託受託人持有，而朱嘉樂先生為該全權信託之其中一位受益人。因此，根據香港聯合交易所有限公司證券上市條例應用指引第五號，朱先生擁有該等數目之無投票權遞延股份之「其他權益」。

In addition, a number of directors held non-beneficial interests in shares in certain subsidiaries as nominees for the Group.

此外，多位董事以本公司代理人名義於若干附屬公司中持有非實益權益。

Save as disclosed above, none of the directors, chief executives or their associates had any personal, family, corporate or other interests in the equity or debt securities of the Company or its associated corporations (as defined in the SDI Ordinance) as recorded in the register required to be kept under Section 29 of the SDI Ordinance.

除上文所披露者外，各董事、主要行政人員或彼等之聯繫人士概無於本公司或其任何聯營公司（定義見公開權益條例）任何股本證券及債務證券中擁有根據公開權益條例第二十九條本公司須存置之名冊所記錄之權益。

Directors' Rights to Acquire Shares

董事購買股份之權利

At no time during the year was the Company, its holding company, or any of its subsidiaries a party to any arrangements to enable the Company's directors or their respective spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

本公司、其控股公司或任何附屬公司概無於年內任何時間內訂立任何安排致使本公司之董事、其配偶或18歲以下之子女透過購買本公司或任何其他法人團體之股份或債券而獲取利益。

Directors' Interest in Contracts of Significance

董事於重大合約之權益

No contracts of significance to which the Company, its holding company, or any of its subsidiaries, was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

本公司之董事概無於本公司、其控股公司或任何附屬公司於年終或年內任何時間內所訂立任何重大合約中直接或間接擁有重大權益。

Connected Transactions

關連交易

The Group has entered into two tenancy agreements with Napson Trading Limited ("Napson") for the use of premises, each for a term of three years from February 1, 2000 to January 31, 2003 at the then prevailing market rate. During the year, total rentals paid and payable to Napson amounted to HK$948,000. Napson is a company wholly-owned by the trustee of a discretionary trust, in which Mr. Chu Ka Lok, Peter, is included as a beneficiary.

本集團已與Napson Trading Limited（「Napson」）就租用房產訂立兩項租務協議，每項協議按當時市價各自為期三年，租賃期由二零零零年二月一日起至二零零三年一月三十一日止。年內，已支付及應支付Napson之租金總額為948,000港元。Napson為一間由全權信託受託人全資擁有之公司，而朱嘉樂先生為該全權信託之其中一位受益人。

The Group has also entered into four tenancy agreements with Grant Return Investments Limited ("Grant Return"), a company wholly-owned by Napson, for the use of a godown, each for a term of three years from July 1, 1997 to June 30, 2000. These tenancy agreements have been renewed for a further term of three years at the then prevailing market rate. During the year, total rentals paid and payable to Grant Return amounted to HK$3,525,000.

本集團亦與由Napson全資擁有之宏集投資有限公司(「宏集」)訂立四項租務協議，以租用一個貨倉，每項協議各自為期三年，租賃期由一九九七年七月一日起至二零零零年六月三十日止。此四項租務協議已按當時市價再續約三年。年內，應支付予宏集之租金總額為3,525,000港元。

The independent non-executive directors have confirmed that the above transactions have been entered into by the Group in the ordinary course of its business and in accordance with the terms of the agreements governing such transactions.

獨立非執行董事已確認上述交易是在本集團日常業務中訂立，並遵守該等交易之協議條款進行。

Major Customers and Suppliers

主要客戶及供應商

During the year, aggregate sales attributable to the Group's five largest customers were less than 30% of the Group's turnover. The Group has three suppliers and the largest supplier accounted for 93% of the Group's purchases.

年內，本集團售予五大客戶之銷量佔本集團營業額少於30%。本集團與三間供應商合作，而最大供應商佔本集團採購額93%。

Napson (details of which are set out in the section headed "Connected Transactions") is beneficially interested in 315,000 shares in Fujitsu General Limited (representing 0.29% of the issued share capital of Fujitsu General Limited), the largest supplier to the Group.

Napson(其詳情載於上文標題「關連交易」一節內)實益持有富士通將軍公司315,000股股份(相當於富士通將軍公司已發行股本中0.29%權益)。富士通將軍為本集團最大之供應商。

Save as disclosed above, at no time during the year did the directors, their associates or any shareholders (which to the knowledge of the directors own more than 5% of the Company's share capital) have any interest in the suppliers of the Group.

除上文所披露者外，於年內任何時間，概無董事、其聯繫人士或任何股東(就董事所知，彼等持有本公司股本逾5%)於本集團供應商中持有任何權益。

Substantial Shareholders

主要股東

At March 31, 2001, according to the register kept under Section 16(1) of the SDI Ordinance, the only shareholder who had an interest in 10% or more of the issued share capital of the Company was Charmwood Development Limited which held 2,365,200,000 shares of HK$0.01 each. This interest has also been disclosed as an interest of Mr. Chu Ka Lok, Peter in the disclosure of directors' interests in securities of the Company above.

在二零零一年三月三十一日，根據公開權益條例第十六(一)條存置之名冊顯示，唯一持有本公司已發行股本中10%或以上權益之股東為Charmwood Development Limited，其持有2,365,200,000股每股0.01港元之股份。此等權益亦已於上文董事於本公司證券權益中披露為朱嘉樂先生之權益。

Save as disclosed above, no person had registered an interest in the share capital of the Company that was required to be recorded under Section 16(1) of the SDI Ordinance.

除上文所披露者外，根據公開權益條例第十六(一)條本公司須予存置之名冊所載，概無任何人士持有本公司股本中之權益。

Pre-Emptive Rights

優先購買權

There are no provisions for pre-emptive rights under the Company's Bye-laws, although there are no restrictions against such rights under the laws in Bermuda.

儘管百慕達法例對優先購買權並無限制，惟本公司之公司細則並無就優先購買權作出規定。

Compliance With Code of Best Practice

遵守最佳應用守則

The Company has complied throughout the year ended March 31, 2001 with Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

本公司於截至二零零一年三月三十一日止年度內，一直遵守香港聯合交易所有限公司之證券上市規則附錄十四。

Post Balance Sheet Event

結算日後事項

Details of a significant post balance sheet event are set out in note 29 to the financial statements.

結算日後事項的細節載列於財務報表的附註29內。

Auditors

核數師

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

本公司將於股東週年大會上提呈決議案重聘德勤•關黃陳方會計師行為本公司之核數師。

On behalf of the Board

承董事會命

Chu Ka Lok, Peter
Chairman and President

主席兼總裁
朱嘉樂

July 16, 2001

二零零一年七月十六日

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

To The Shareholders of
ALPHA GENERAL (HOLDINGS) LIMITED
(incorporated in Bermuda with limited liability)

致第一珍寶(集團)有限公司
各股東
(於百慕達註冊成立之有限公司)

We have audited the financial statements on pages 23 to 48 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師行已完成審核刊於第23頁至第48頁按照香港公認會計準則編製之財務報表。

Respective responsibilities of directors and auditors

董事及核數師各自之責任

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

貴公司董事須負責編製真實與公平之財務報表。在編製該等財務報表時，董事必須貫徹採用合適之會計政策。

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

本行之責任是根據本行審核工作之結果，對該等報表作出獨立意見，並向股東報告。

Basis of opinion

意見之基礎

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

本行是按照香港會計師公會頒布之核數準則進行審核工作。審核範圍包括以抽查方式審核與帳目所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作出之重大估計和判斷，所釐定之會計政策是否適合 貴公司及 貴集團之具體情況，及有否貫徹採用並足夠披露該等會計政策。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使我們能獲得充份之憑證，就該等財務報表是否存有重要失實陳述，作合理之確定。在作出意見時，本行亦已衡量該等財務報表所載資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

Opinion

意見

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at March 31, 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

本行認為，上述之財務報表均真實與公平地反映 貴公司及 貴集團於二零零一年三月三十一日之財政狀況及 貴集團截至該日止年度之盈利和現金流量情況，並已按照香港公司條例之披露規定妥為編製。

Deloitte Touche Tohmatsu
Certified Public Accountants

July 16, 2001

執業會計師
德勤•關黃陳方會計師行

二零零一年七月十六日

Consolidated Income Statement 綜合收益表

For the year ended March 31, 2001 截至二零零一年三月三十一日止年度

		NOTES 附註	**2001 HK$'000 千港元**	2000 HK$'000 千港元
Turnover	營業額		**581,252**	572,223
Cost of sales	銷售成本		**(445,346)**	(439,213)
Gross profit	毛利		**135,906**	133,010
Other revenue	其他收益		**516**	13
Distribution costs	分銷費用		**(42,042)**	(33,698)
Administrative expenses	行政費用		**(69,035)**	(66,264)
Profit from operations	經營溢利	4	**25,345**	33,061
Finance costs	財務費用	6	**(1,586)**	(3,125)
Interest income	利息收入		**915**	1,028
Profit before taxation	除稅前溢利		**24,674**	30,964
Taxation	稅項	7	**(4,359)**	(3,772)
Net profit for the year	本年度純利	8	**20,315**	27,192
Dividends	股息	9	**(9,665)**	(14,148)
Profit for the year, retained	本年度保留溢利		**10,650**	13,044
Earnings per share	每股盈利	10		
— Basic	一基本		**0.53 HK cent**	0.78 HK cent
— Diluted	一攤薄		**N/A**	0.76 HK cent

There were no recognised gains or losses other than the net profit for the year.

除了本年度純利外，概無其他已確認之收益及虧損。

Consolidated Balance Sheet 綜合資產負債表

At March 31, 2001 於二零零一年三月三十一日

		NOTES 附註	2001 HK$'000 千港元	2000 HK$'000 千港元
ASSETS AND LIABILITIES	**資產及負債**			
Non-current assets	非流動資產			
Property, plant and equipment	物業、廠房及設備	11	**29,894**	30,819
Club debenture	會所債券		**753**	753
			30,647	31,572
Current assets	流動資產			
Inventories	存貨	13	**188,904**	218,508
Trade and other receivables	貿易及其他應收帳款	14	**194,781**	106,858
Tax recoverable	可收回之税項		**—**	1,123
Bank balances and cash	銀行結存及現金		**16,211**	48,440
			399,896	374,929
Current liabilities	流動負債			
Trade and other payables	貿易及其他應付帳款	15	**66,539**	88,545
Bank borrowings	銀行借貸	16		
- due within one year	一於一年內到期		**66,939**	28,362
Taxation	税項		**536**	—
Proposed dividend	建議股息		**5,799**	9,665
			139,813	126,572
Net current assets	流動資產淨值		**260,083**	248,357
Total assets less current liabilities	總資產減流動資產		**290,730**	279,929
Non-current liability	非流動負債			
Deferred taxation	遞延税項	17	**2,608**	2,457
			288,122	277,472
CAPITAL AND RESERVES	**資金及儲備**			
Share capital	股本	18	**38,660**	38,660
Reserves	儲備	20	**249,462**	238,812
			288,122	277,472

The financial statements on pages 23 to 48 were approved by the Board of Directors on July 16, 2001 and are signed on its behalf by:

第23至48頁之財務報表已於二零零一年七月十六日經董事會通過，並由下列董事代表簽署：

Chu Ka Lok, Peter 朱嘉樂
Director 董事

Chan Kai Kwok 陳啓國
Director 董事

Balance Sheet 資產負債表

At March 31, 2001 於二零零一年三月三十一日

		Notes 附註	2001 HK$'000 千港元	2000 HK$'000 千港元
ASSETS AND LIABILITIES	資產及負債			
Non-current assets	非流動資產			
Interests in subsidiaries	所佔附屬公司權益	12	241,292	248,931
Current asset	流動資產			
Dividend receivable	應收股息		6,800	—
Bank balances and cash	銀行結存及現金		36	22
			6,836	22
Current liabilities	流動負債			
Other payables	其他應付帳款		35	21
Proposed dividend	建議股息		5,799	9,665
			5,834	9,686
Net current assets (liabilities)	流動資產淨值（負債）		1,002	(9,664)
			242,294	239,267
CAPITAL AND RESERVES	資金及儲備			
Share capital	股本	18	38,660	38,660
Reserves	儲備	20	203,634	200,607
			242,294	239,267

Chu Ka Lok, Peter 朱嘉樂
Director 董事

Chan Kai Kwok 陳啓國
Director 董事

Consolidated Cash Flow Statement 綜合現金流量表

For the year ended March 31, 2001 截至二零零一年三月三十一日止年度

		Notes 附註	2001 HK$'000 千港元	2000 HK$'000 千港元
NET CASH (OUTFLOW) INFLOW FROM OPERATING ACTIVITIES	經營業務（所耗）所得之現金淨額	21	(49,959)	128,537
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	投資回報及融資費用			
Interest received	已收利息		915	1,028
Interest paid	已付利息		(1,586)	(3,125)
Dividends paid	已付股息		(13,531)	(12,573)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	投資回報及融資費用所耗現金淨額		(14,202)	(14,670)
TAXATION	稅項			
Hong Kong Profits Tax paid	已付香港利得稅		(2,492)	(6,126)
Tax paid in other jurisdictions	已付其他法制內之稅款		(734)	(6,449)
Tax refund in other jurisdictions	退還其他法制內之稅款		677	—
NET TAXATION PAID	已付稅項		(2,549)	(12,575)
INVESTING ACTIVITIES	投資業務			
Purchase of property, plant and equipment	購買物業、廠房及設備		(4,106)	(3,772)
Proceeds from sale of property, plant and equipment	出售物業、廠房及設備所得之款項		10	5
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	投資業務中所耗現金淨額		(4,096)	(3,767)
NET CASH (OUTFLOW) INFLOW BEFORE FINANCING	融資活動前（所耗）所得之現金淨額		(70,806)	97,525
FINANCING	融資活動	22		
Net cash inflow (outflow) from trust receipt loans	源自信託收據貸款所得（所耗）之現金淨額		24,521	(103,820)
New loans raised	新增貸款		12,151	14,019
Proceeds from issue of shares, net of expenses	發行股份在扣除開支後所得款項		—	23,393
NET CASH INFLOW (OUTFLOW) FROM FINANCING	融資活動所得（所耗）現金淨額		36,672	(66,408)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	現金及現金等值之（減少）增加		(34,134)	31,117
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	年初之現金及現金等值		44,629	13,512
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	年終之現金及現金等值	23	10,495	44,629

1. General

1. 總則

The Company is incorporated in Bermuda as an exempted company with limited liability under The Companies Act 1981 of Bermuda (as amended) and its securities are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

本公司根據百慕達一九八一年公司法(經修訂)於百慕達註冊成立為獲豁免公司，其證券在香港聯合交易所有限公司(「聯交所」)掛牌上市。

The Group's accounting books and records are maintained in Hong Kong dollars, the currency in which the majority of its transactions are denominated.

本集團之會計帳目及記錄乃以港元入帳，而大部份交易均以港元訂值。

The Company acts as an investment holding company of a group of subsidiaries which are principally engaged in the import, marketing and distribution of consumer electrical appliances in Hong Kong, Macau and other regions in the People's Republic of China ("PRC") and the provision of related after-sales and maintenance services.

本公司作為其集團附屬公司之投資控股公司，主要在中華人民共和國(「中國」)內之香港、澳門及其他地區從事消費電器產品之進口、市場推廣及分銷業務，以及提供有關之售後及保養服務。

2. Significant Accounting Policies

2. 主要會計政策

The financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

此財務報表乃按歷史成本協定而編製。此財務報表乃根據香港普遍採納之會計原則而編製。主要會計政策如下：

Basis of consolidation

綜合帳目基準

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year.

綜合財務報表乃綜合本公司及各附屬公司截至每年三月三十一日止之財務報表。

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

年內購入或出售之附屬公司業績由其收購生效日期起或截至其出售生效日期(如適用)已納入在綜合收益表內。

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

所有集團內部重大交易及來往帳戶已於綜合帳目時抵銷。

Investments in subsidiaries

於附屬公司之投資

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body.

附屬公司乃本公司直接或間接持有超過一半已發行股本或控制超過一半投票權或本公司控制組成其董事會之公司，或等同之法人團體。

Investments in subsidiaries are included in the Company's balance sheet at cost, as reduced by any decline in the value of the subsidiary that is other than temporary. The results of subsidiaries are accounted for by the Company on the basis of dividends received or receivable during the year.

附屬公司之投資乃按成本減任何虧絀之方法包括於本公司之資產負債表內。本公司所佔附屬公司之業績是按已收及應收股息計算。

2. Significant Accounting Policies (Cont'd)

Turnover

Turnover represents the amounts received and receivable for goods sold by the Group to outside customers, less returns and discounts.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Interest income from bank deposits is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Property, plant and equipment

Property, plant and equipment is stated at cost less depreciation or amortisation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:

Leasehold land	Over the unexpired remaining term of the relevant lease on a straight line basis
Buildings	Over the shorter of the term of the lease, or 50 years on a straight line basis
Furniture and fixtures	15% on reducing balance method
Office equipment	15% on reducing balance method
Motor vehicles	25% on reducing balance method

2. 主要會計政策（續）

營業額

營業額指年內本集團向集團以外客戶銷售貨品之已收及應收款額減退貨及折扣。

收入確認

出售貨品所得之收益乃於貨品交予客戶及轉讓貨品所有權時予以確認入帳。

銀行存款之利息收入乃就未到期本金按適用之利率以時間比例基準計算並確認入帳。

物業、廠房及設備

物業、廠房及設備以成本減折舊及攤銷列帳。資產成本包括購買價加上將資產達致其現時使用狀況及原定用途之地點所佔之直接成本。物業、廠房及設備在使用後之有關開支，例如維修及保養與大修，一般在有關期間之收益表中扣除。如可清楚顯示有關支出可增加使用該物業、廠房及設備預期可獲得之未來經濟利益，則該支出將撥作資本成為該物業、廠房及設備之額外成本。

出售或棄用資產所產生之收益或虧損指出售所得款項與資產帳面值之差額，並計入收益表內。

當資產的可收回價值低於帳面淨值時，應減少其帳面淨值以反映其價值的下降。對其可收回價值的評值，並未將未來預期的現金流量折現為現值。

物業、廠房及設備之折舊乃按估計可使用年期以直線法撇銷其成本。所採用之年率如下：

租賃土地	按有關租約剩餘年期以直線法基準計算
樓宇	按租約年期或50年（以較短者為準）以直線法基準計算
傢俬及裝置	15%（按餘額遞減基準計算）
辦公室設備	15%（按餘額遞減基準計算）
汽車	25%（按餘額遞減基準計算）

2. Significant Accounting Policies (Cont'd)

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Club debenture

A club debenture held for long-term investment purposes is stated at cost less any impairment loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the rates ruling on the dates of the transactions or at the contracted settlement rate, if applicable. Monetary assets and liabilities denominated in currencies other than Hong Kong dollars are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight line basis over the relevant lease term.

Cash equivalents

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advances.

2. 主要會計政策（續）

税項

税項支出乃根據本年度業績計算，並就毋須應課或不獲寬減項目作出調整。收支項在税務上與在財務報表內確認之會計期間有所不同，故產生時差。於可見將來出現之負債或資產，將按負債法計算有關時差之遞延税項影響，並於財務報表內確認為遞延税項。

會所債券

持作長期投資用途之會所債券乃按成本減任何虧絀列帳。

存貨

存貨按成本與可變現淨值兩者中之較低者列帳。成本包括所有採購成本與（如適用）轉換成本及將存貨運抵現址及置於現況之其他成本，乃採用先入先出法計算。可變現淨值及按日常業務範圍內之預計售價減去至完成為止之預計成本及預計於銷售所必需之成本釐定。

外幣換算

外幣交易乃以交易日當日之滙率或合約訂明之結算滙率（如適用）換算。以外幣訂值之貨幣資產及負債則按結算日之滙率重新換算。外幣兑換所引起之盈虧乃計入收益表內。

經營租賃

經營租賃之應付租金按有關的租賃期以直線法在收益表中扣除。

現金等值

現金等值指短期及高流動量之投資，可隨時轉換為已知金額之現金，並於購入之日起計三個月內到期，再減去獲墊款日期起計三個月內到期償還之銀行墊款。

3. Segment Information

An analysis of the Group's turnover and contribution to profit from operations by geographical region for the year ended March 31, 2001 is as follows:

3. 分類資料

本集團本年度之營業額及經營溢利按營業地區劃分之分析如下：

		Turnover 營業額		Contribution to profit from operations 經營溢利	
		2001	2000	**2001**	2000
		HK$	*HK$*	***HK$***	*HK$*
		港元	*港元*	***港元***	*港元*
Wholesale, retail and project sales	批發、零售及項目銷售				
Hong Kong and Macau	香港及澳門	**417,387**	411,838	**21,226**	28,360
PRC	中華人民共和國	**163,865**	160,385	**4,119**	4,701
Total	總額	**581,252**	572,223	**25,345**	33,061

4. Profit from Operations

Profit from operations has been arrived at after charging:

4. 經營溢利

經營溢利已扣除下列各項：

		2001	2000
		HK$'000	*HK$'000*
		千港元	*千港元*
Auditors' remuneration	核數師酬金		
- current year	一本年度	**373**	353
- overprovision in the previous year	一去年超額撥備	**(11)**	—
Depreciation and amortisation	折舊及攤銷	**2,499**	2,591
Loss on disposal of property, plant and equipment	出售物業、廠房及設備虧損	**2,522**	63
Net foreign exchange losses	外幣兌換淨虧損	**—**	36
Operating lease rentals in respect of land and buildings	土地及樓宇之經營租賃租金	**6,329**	9,117
Staff costs	職工成本	**29,488**	30,145

5. Emoluments of Directors and Five Highest Paid Individuals

5. 董事薪酬及五位最高薪酬人員

Particulars of the emoluments of the directors for the year are as follows:

本年度董事薪酬詳情如下：

		2001 HK$'000 千港元	2000 HK$'000 千港元
Directors' fees:	董事袍金：		
Executive directors	執行董事	—	—
Independent non-executive directors	獨立非執行董事	260	260
		260	260
Other emoluments (executive directors):	其他薪酬（執行董事）：		
Salaries and other benefits	薪金及其他福利	1,890	2,127
Performance related incentive payments	與表現有關之獎勵金	957	1,170
Pension contributions	退休金計劃供款	188	188
		3,035	3,485
Total emoluments	薪酬總額	3,295	3,745

		Number of directors 董事人數 2001	2000
Emoluments of the directors are within the following bands:	董事薪酬之幅度如下：		
Nil - HK$1,000,000	無－1,000,000港元	4	3
HK$1,000,001 - HK$1,500,000	1,000,001港元－1,500,000港元	2	3
		6	6

No director waived any emoluments during the year.

年內，概無董事放棄任何酬金。

5. Emoluments of Directors and Five Highest Paid Individuals (Cont'd)

The five highest paid individuals of the Group included two (2000: three) directors, details of whose remuneration are set out above. The emoluments of the remaining three (2000: two) highest paid individuals are as follows:

5. 董事薪酬及五位最高薪酬人員 (續)

本集團五位最高薪酬人員包括三位董事 (二零零零年：三位)，彼等之薪酬詳情載於上文。其餘兩位最高薪酬僱員 (二零零零：兩位) 之報酬如下：

		2001 *HK$'000* *千港元*	2000 *HK$'000* *千港元*
Salaries and other benefits	薪金及其他福利	**1,753**	1,123
Performance related incentive payments	與表現有關之獎勵金	**577**	540
Pension contributions	退休金計劃供款	**153**	104
Total emoluments	薪酬總額	**2,483**	1,767

The emoluments of each of them are all below HK$1,000,000.

各僱員薪酬均不超過1,000,000港元

6. Finance Costs

The amount represents interest on bank and other borrowings wholly repayable within five years.

6. 財務費用

該項費用代表須於五年內全數償還之銀行貸款利息。

7. Taxation

7. 稅項

		2001 HK$'000 千港元	2000 HK$'000 千港元
The charge comprises:	稅項支出包括：		
Hong Kong Profits Tax calculated at 16% (2000: 16%) of the estimated assessable profit for the year	香港利得稅按本年度之估計應課稅溢利之16%計算（二零零零年：16%）		
— current year	一本年度	3,636	3,563
— overprovision in prior years	一過往年度超額撥備	(9)	(122)
		3,627	3,441
Other jurisdictions	其他地區		
— current year	一本年度	1,164	—
— underprovision in the prior year	一過往年度不足額撥備	676	—
— tax refund	一退還稅項	(1,259)	—
		581	—
Deferred taxation *(note 17)*	遞延稅項 *(附註17)*	151	331
		4,359	3,772

There was no significant unprovided deferred taxation arising in the year or at the balance sheet date.

於年內及結算日，並無重大未撥備之遞延稅項。

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

海外稅項已根據有關地區之比率計算在內。

8. Net Profit for the Year

8. 本年度溢利

The net profit for the year dealt with in the financial statements of the Company amounted to approximately HK$12,692,000 (2000: HK$12,462,000).

已撥入本公司財務報表之本年度溢利約為12,692,000港元（二零零零年：12,462,000港元）。

9. Dividends 9. 股息

		2001 HK$'000 千港元	2000 HK$'000 千港元
Interim, paid - 0.10 cent (2000: 0.12 cent) per share	中期（已支付）－每股0.10港仙（二零零零年：0.12港仙）	3,866	4,483
Final, proposed - 0.15 cent (2000: 0.25 cent) per share	末期（擬派發）－每股0.15港仙（二零零零年：0.25港仙）	5,799	9,665
		9,665	14,148

The interim and final dividend per share for the year ended March 31, 2001 and 2000 have been adjusted for the effect of the subdivision of shares made by the Company on April 3, 2000.

截至二零零一年及二零零零年三月三十一日止年度之每股中期及末期股息已按二零零零年四月三日本公司股份拆細之影響而調整。

10. Earnings Per Share 10. 每股盈利

The calculation of the basic and diluted earnings per share is based on the following data:

基本及攤薄每股盈利乃按以下數據計算：

		2001 HK$'000 千港元	2000 HK$'000 千港元
Earnings for the purposes of basic and diluted earnings per share	基本及攤薄每股盈利所用之盈利		
Net profit for the year	本年度溢利	20,315	27,192
Weighted average number of ordinary shares for the purpose of basic earnings per share	基本每股盈利而言之普通股加權平均數	3,866,024,000	3,499,108,900
Effect of dilutive potential ordinary shares: Share options	具攤薄潛力之普通股之影響：購股權	N/A	56,909,490
Weighted average number of ordinary shares for the purposes of diluted earnings per share	攤薄每股盈利而言之普通股加權平均數	N/A	3,556,018,390

The weighted average number of ordinary shares for the purposes of basic per share have been adjusted for the effect of the subdivision of shares made by the Company on April 3, 2000.

計算每股普通股基本及攤薄盈利所用之加權平均股數已按二零零零年四月三日本公司股份拆細之影響而調整。

No diluted earnings per share is calculated for the year ended March 31, 2001 as there were no share options or warrants outstanding during the year.

由於年來並沒有未行使之購股權及認股權證，因此，截至二零零一年三月三十一日，並沒有攤薄盈利計算在內。

11. Property, Plant and Equipment 11. 物業、廠房及設備

		Leasehold land and buildings 租賃土地及樓宇 HK$'000 千港元	Furniture and fixtures 傢俬及裝置 HK$'000 千港元	Office equipment 辦公室設備 HK$'000 千港元	Motor vehicles 車輛 HK$'000 千港元	Total 總計 HK$'000 千港元
THE GROUP	本集團					
COST	成本值					
At April 1, 2000	於二零零零年四月一日	25,419	10,331	9,446	6,469	51,665
Additions	添置	—	2,079	1,858	169	4,106
Disposals	出售	—	(5,140)	(2,937)	(169)	(8,246)
At March 31, 2001	**於二零零一年三月三十一日**	**25,419**	**7,270**	**8,367**	**6,469**	**47,525**
DEPRECIATION AND AMORTISATION	折舊及攤銷					
At April 1, 2000	於二零零零年四月一日	4,975	6,204	4,909	4,758	20,846
Provided for the year	本年度撥備	489	709	833	468	2,499
Eliminated on disposals	於出售時抵銷	—	(3,424)	(2,133)	(157)	(5,714)
At March 31, 2001	**於二零零一年三月三十一日**	**5,464**	**3,489**	**3,609**	**5,069**	**17,631**
NET BOOK VALUE	帳面淨值					
At March 31, 2001	**於二零零一年三月三十一日**	**19,955**	**3,781**	**4,758**	**1,400**	**29,894**
At March 31, 2000	於二零零零年三月三十一日	20,444	4,127	4,537	1,711	30,819

The net book value of land and buildings shown above comprises: 以下為土地及樓宇之帳面淨值：

		2001 HK$'000 千港元	2000 HK$'000 千港元
Land in Hong Kong:	在香港之土地：		
Long lease	長期租約	**6,013**	6,294
Medium-term lease	中期租約	**6,073**	6,102
		12,086	12,396
Land in the PRC, other than Hong Kong:	除香港以外在中華人民共和國(「中國」)之土地：		
Medium-term lease	中期租約	**7,869**	8,048
		19,955	20,444

12. Interests in Subsidiaries

12. 所佔附屬公司之權益

		本公司 THE COMPANY 2001 HK$'000 千港元	2000 HK$'000 千港元
Unlisted shares, at carrying value	非上市股份，按帳面價值	**148,323**	148,323
Amounts due from subsidiaries	附屬公司欠款	**92,969**	100,608
		241,292	248,931

The carrying value of the unlisted shares is based on the underlying net assets of the subsidiaries as at the time they became members of the Group pursuant to a corporate reorganisation in 1997.

非上市股份之帳面值乃本集團旗下附屬公司於一九九七年之集團重組而成為本集團成員公司之日之基本資產淨值。

The amounts due from subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment.

附屬公司欠款為非擔保，非帶息及無固定付款。

Details of the Company's subsidiaries at March 31, 2001 are as follows:

於二零零一年三月三十一日，本公司附屬公司之詳情如下：

Name of company 名稱	Place of incorporation/ establishment 註冊成立／成立地點	Issued and fully paid/ registered capital 已發行及繳足／註冊股本	Proportion of nominal value of issued/registered share capital held by the Company 本公司之應佔股本權益 Directly 直接	Indirectly 間接	Principal activity 主要業務
Alpha Appliances Limited 第一電業有限公司	Hong Kong 香港	Ordinary HK$10,000 Non-voting deferred HK$5,000,000 *(Note)* 普通股 10,000港元 無投票權遞延股份 5,000,000港元 *(附註)*	—	100%	Distributing and trading in consumer electrical appliances 分銷及買賣消費電器用品
Alpha Appliances (China) Limited 第一電業（中國）有限公司	Hong Kong 香港	Ordinary HK$10,000 普通股 10,000港元	—	100%	Investment holding 投資控股

12. Interests in Subsidiaries (Cont'd)

12. 所佔附屬公司之權益（續）

Name of company 名稱	Place of incorporation/ establishment 註冊成立／成立地點	Issued and fully paid/ registered capital 已發行及繳足／註冊股本	Proportion of nominal value of issued/registered share capital held by the Company 本公司之應佔股本權益		Principal activity 主要業務
			Directly 直接	Indirectly 間接	
Alpha Appliances Services Limited 第一電業服務有限公司	Hong Kong 香港	Ordinary HK$10,000 普通股 10,000港元	—	100%	Inactive 暫無營業
珍寶國際貿易（上海）有限公司	PRC 中國	Registered US$200,000 註冊股 200,000美元	—	100%	Trading in consumer electrical appliances 買賣消費電器用品
Alpha Contempo Limited	Hong Kong 香港	Ordinary HK$100 普通股 100港元	—	100%	Inactive 暫無營業
Alpha General (BVI) Holdings Limited	British Virgin Islands 英屬處女群島	Ordinary US$1,000 普通股 1,000美元	100%	—	Investment holding 投資控股
Alpha Hitech Limited	Hong Kong 香港	Ordinary HK$10,000 普通股 10,000港元	100%	—	Inactive 暫無營業
Fair City Service Limited	Hong Kong 香港	Ordinary HK$10,000 普通股 10,000港元	—	100%	Inactive 暫無營業

None of the subsidiaries had any loan capital outstanding at the end of the year or at any time during the year.

於年終或年內之任何期間，各附屬公司均無任何未償還貸款資本。

Note: The non-voting deferred shares carry practically no rights to dividends or to receive notice of or to attend or vote at any general meeting of the relevant company or to participate in any distribution on winding up.

附註： 無投票權遞延股份實際上不附有獲派付股息或接獲有關公司就召開任何股東大會所發出之通告或出席股東大會或於會上投票，或於公司清盤時取得任何分派之權利。

13. Inventories

13. 存貨

		THE GROUP 本集團	
		2001	2000
		HK$'000	*HK$'000*
		千港元	千港元
Finished goods	製成品	**183,987**	213,623
Spare parts	配件	**4,917**	4,885
		188,904	218,508

All inventories, excluding those fully provided for with nil carrying value, are stated at cost.

除了已全面撥備之無帳面價值之存貨外，所有存貨均以成本價列帳。

14. Trade and Other Receivables

14. 貿易及其他應收款項

The Group allows an average credit period of 30 days to its trade customers.

本集團允許三十天的信用期限予其貿易客戶。

The following is an ageing analysis of trade receivables at the reporting date:

於結算日，貿易應收款項的帳齡分析如下：

		THE GROUP 本集團	
		2001	2000
		HK$'000	*HK$'000*
		千港元	千港元
0 - 30 days	0-30天	**96,696**	36,964
31 - 60 days	31-60天	**13,061**	16,435
> 60 days	多於60天	**66,589**	37,994
		176,346	91,393
Other receivables	其他應收款項	**18,435**	15,465
		194,781	106,858

15. Trade and Other Payables

15. 貿易及其他應付款項

The following is an ageing analysis of trade payables at the reporting date:

於結算日，貿易應付款項的帳齡分析如下：

		THE GROUP 本集團	
		2001	2000
		HK$'000	*HK$'000*
		千港元	*千港元*
0 - 30 days	0-30天	**51,077**	45,140
31 - 60 days	31-60天	**—**	19,858
> 60 days	多於60天	**7,386**	7,418
		58,463	72,416
Other payables	其他應付款項	**8,076**	16,129
		66,539	88,545

16. Bank Borrowings

16. 銀行借貸

		THE GROUP 本集團	
		2001	2000
		HK$'000	*HK$'000*
		千港元	*千港元*
Bank borrowings guaranteed by the Company, which are repayable within one year or upon demand, comprise the following:	在一年內或在要求下需要償還的銀行借貸包括下列各項：		
Trust receipt loans	信託收據貸款	**35,053**	10,532
Bank loans and overdrafts	銀行貸款及透支	**31,886**	17,830
		66,939	28,362

17. Deferred Taxation 17. 遞延稅項

		THE GROUP 本集團	
		2001	2000
		HK$'000	*HK$'000*
		千港元	*千港元*
Balance at beginning of year	承前結餘	**2,457**	2,126
Charge for the year *(note 7)*	本年度支出 *(附註7)*	**151**	331
Balance at end of year	結轉結餘	**2,608**	2,457

At the balance sheet date, the major components of deferred taxation provided are as follows:

於結算日，遞延稅項之主要部分如下：

		2001	2000
		HK$'000	*HK$'000*
		千港元	*千港元*
Tax effect of timing differences because of:	時差之稅務影響		
Excess of tax allowances over depreciation	免稅額與折舊額之贖餘部分	**2,204**	2,236
Other timing differences	其他時間差異	**404**	221
		2,608	2,457

18. Share Capital

18. 股本

		Number of shares 股份數目	Share capital 股本 HK$'000 千港元
Authorised:	*法定：*		
Ordinary shares of HK$0.10 each	每股面值0.10港元之普通股於一九九九年		
At April 1, 1999 and March 31, 2000	四月一日及二零零零年三月三十一日	600,000,000	60,000
Share subdivision on April 3, 2000	股份分拆於二零零零年四月三日	5,400,000,000	—
Ordinary shares of HK$0.01 each	每股面值0.01港元之普通股		
At March 31, 2001	於二零零一年三月三十一日	6,000,000,000	60,000
Issued and fully paid:	*已發行及繳足：*		
Ordinary shares of HK$0.10 each	每股面值0.10港元之普通股		
At April 1, 1999	於一九九九年四月一日	323,601,600	32,360
Shares issued on exercise of share options	行使股購權所發行之股份	13,000,000	1,300
Shares issue on exercise of warrants	行使認股權證所發行之股份	800	—
Shares issued for cash proceeds	收取現金所發行之股份	50,000,000	5,000
At March 31, 2000	於二零零零年三月三十一日	386,602,400	38,660
Shares subdivision on April 3, 2000	股份於二零零零年四月三日分拆	3,479,421,600	—
Ordinary shares of HK$0.01 each	每股面值0.01港元之普通股		
At March 31, 2001	於二零零一年三月三十一日	3,866,024,000	38,660

On April 3, 2000, each share of the Company of HK$0.10 has been subdivided into ten shares of HK$0.01 each. Immediately upon completion of the share subdivision, 3,866,024,000 subdivided shares were issued and fully paid pursuant to the share subdivision. The subdivided shares will rank pari passu in all respect with the shares in issue prior to the share subdivision.

於二零零零年四月三日，本公司每股面值0.10港元的股票已分拆為10股，每股面值0.01港元。在完成股份分拆後，3,866,024,000已即時發行及依照股份分拆完全付款，並在各方面與已發行股份享有同等權益。

19. Share Option Scheme

Under the terms of the share option scheme (the "Scheme") which became effective on July 21, 1997, the Board of Directors of the Company may, at its discretion, grant options to eligible employees, including executive directors, of the Company or any of its subsidiaries to subscribe for shares in the Company at a price to be determined by the Board of Directors and which will not be less than 80 per cent. of the average of the closing prices of the shares on the Stock Exchange for the five trading days immediately preceding the date of offer of the options or the nominal value of the shares, whichever is higher.

The maximum number of shares in respect of which options may be granted under the Scheme shall not exceed in nominal value 10 per cent. of the issued share capital of the Company (excluding shares issued pursuant to the Scheme) from time to time and the maximum number of shares in respect of which options may be granted to any one employee shall not exceed 25 per cent. of the aggregate number of shares for the time being issued and issuable under the Scheme.

No share options were granted or exercised during the year and no options were outstanding as at March 31, 2001.

19. 購股權計劃

根據於一九九七年七月二十一日生效之購股權計劃(「該計劃」)之條款，董事會可酌情向本公司及其附屬公司之合資格僱員(包括執行董事在內)授出購股權以認購本公司股份，認購價為董事會所釐定之價格，並將不低於購股權授出日前五個交易日股份在聯交所之平均收市價之80%與股份面值兩者間之較高價格認購股份。

根據該計劃授出之購股權而發行之股份數目，最多不得超逾本公司當時已發行股本(不包括根據計劃而發行之股份)面值之10%。向任何一位員工授出之購股權而發行之股份數目最多不得超過根據該計劃當時已發行及將予發行之股份最高數目之25%。

於二零零一年三月三十一日，於年內概無根據該計劃授出或行使購股權。

20. Reserves

20. 儲備

		Share premium 股份溢價帳 HK$'000 千港元	Contributed surplus 繳入盈餘 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	PRC statutory reserve 中國法定儲備 HK$'000 千港元	Accumulated profits 累積溢利 HK$'000 千港元	Total 總計 HK$'000 千港元
THE GROUP	本集團						
At April 1, 1999	一九九九年四月一日	36,775	—	3,382	—	168,518	208,675
Placement of shares	股票配置	11,363	—	—	—	—	11,363
Exercise of options	行使股權	5,730	—	—	—	—	5,730
Profit for the year	本年度溢利	—	—	—	—	27,192	27,192
Dividends	股息	—	—	—	—	(14,148)	(14,148)
At March 31, 2000	二零零零年三月三十一日	53,868	—	3,382	—	181,562	238,812
Profit for the year	本年度溢利	—	—	—	—	20,315	20,315
Transfer	轉讓	—	—	—	1,259	(1,259)	—
Dividends	股息	—	—	—	—	(9,665)	(9,665)
At March 31, 2001	**二零零一年三月三十一日**	**53,868**	**—**	**3,382**	**1,259**	**190,953**	**249,462**
THE COMPANY	本公司						
At April 1, 1999	一九九九年四月一日	36,775	146,705	—	—	1,720	185,200
Placement of shares	股票配置	11,363	—	—	—	—	11,363
Exercise of options	行使股權	5,730	—	—	—	—	5,730
Profit for the year	本年度溢利	—	—	—	—	12,462	12,462
Dividends	股息	—	—	—	—	(14,148)	(14,148)
At March 31, 2000	二零零零年三月三十一日	53,868	146,705	—	—	34	200,607
Profit for the year	本年度溢利	—	—	—	—	12,692	12,692
Dividends	股息	—	—	—	—	(9,665)	(9,665)
At March 31, 2001	**二零零一年三月三十一日**	**53,868**	**146,705**	**—**	**—**	**3,061**	**203,634**

The special reserve of the Group represents the difference between the nominal value of the share capital issued by the Company and the nominal value of the share capital of the companies now forming the Group pursuant to the corporate reorganisation in 1997.

本集團之特別儲備指本公司所發行股本之面值與根據於一九九七年之集團重組現時組成本集團之各公司股本面值之差額。

The contributed surplus of the Company represents the difference between the underlying net assets of the subsidiaries acquired by the Company and the nominal amount of the share capital issued by the Company under the corporate reorganisation in 1997.

本公司之繳入盈餘指本公司收購之附屬公司資產淨值之帳面值與本公司根據於一九九七年之集團重組所發行股本面值之溢額。

PRC statutory reserve represents the reserve required by the relevant PRC laws applicable to the Group's PRC subsidiary.

中國法定儲備代表有關中國法律所要求的儲備，適用本集團於中國的附屬機構。

20. Reserves (Cont'd)

In addition to the accumulated profits, under The Companies Act 1981 of Bermuda (as amended), the contributed surplus is also available for distribution to shareholders. However, the company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

In the opinion of the directors, as at the balance sheet date, the Company's reserves available for distribution to shareholders were as follows:

20. 儲備（續）

除保留溢利外，根據百慕達一九八一年公司法（經修訂）繳入盈餘帳亦可分派予各股東。然而，一間公司將不可宣派或派發股息或自繳入盈餘中作出分派，倘：

(a) 該公司當時或於派款後無法償還到期之債務；或

(b) 該公司資產之可變現值會因而減少至低於其債務與其已發行股本及股份溢價帳之總額。

董事會認為，於結算日可派予各股東之本公司可派發予股東的儲備如下：

		2001	2000
		HK$'000	*HK$'000*
		千港元	*千港元*
Contributed surplus	繳入盈餘	**146,705**	146,705
Accumulated profits	累積溢利	**3,061**	34
		149,766	146,739

21. Reconciliation of Profit before Taxation to Net Cash (Outflow) Inflow from Operating Activities

21. 稅前溢利與經營業務中現金（流出）流入淨額之調節

		2001	2000
		HK$'000	*HK$'000*
		千港元	*千港元*
Profit before taxation	稅前溢利	**24,674**	30,964
Depreciation and amortisation	折舊及攤銷	**2,499**	2,591
Loss on disposal of property, plant and equipment	出售固定資產之虧損	**2,522**	63
Interest income	利息收入	**(915)**	(1,028)
Interest expenses	利息支出	**1,586**	3,125
Decrease (increase) in inventories	存貨之減少（增加）	**29,604**	(33,436)
(Increase) decrease in trade and other receivables	貿易及其他應收款項之（增加）減少	**(87,923)**	87,741
(Decrease) increase in trade and other payables	貿易及其他應付費用之（減少）增加	**(22,006)**	38,517
Net cash (outflow) inflow from operating activities	經營業務中現金（流出）流入淨額	**(49,959)**	128,537

22. Analysis of Changes in Financing During the Year 22. 年內融資變動之分析

		Share capital and share premium 股本及股份溢價帳 *HK$'000 千港元*	Trust receipt loans 信貸收據貸款 *HK$'000 千港元*	Short term bank loans 短期銀行貸款 *HK$'000 千港元*
Balance at April 1, 1999	一九九九年四月一日之結餘	69,135	114,352	—
Proceeds from issue of shares, net of expenses	配售股票所得的支出淨額	23,393	—	—
Net cash outflow during the year	年內現金流出淨額	—	(103,820)	—
New loan raised during the year	年內新的貸款	—	—	14,019
Balance at March 31, 2000	二零零零年三月三十一日之結餘	92,528	10,532	14,019
Net cash inflow during the year	年內現金流入淨額	—	24,521	12,151
Balance at March 31, 2001	**二零零一年三月三十一日之結餘**	**92,528**	**35,053**	**26,170**

23. Analysis of the Balances of Cash and Cash Equivalents 23. 現金及現金等價物之結餘分析

		2001 ***HK$'000 千港元***	2000 *HK$'000 千港元*
Bank balances and cash	銀行結存及現金	**16,211**	48,440
Bank overdrafts	銀行透支	**(5,716)**	(3,811)
		10,495	44,629

24. Lease Commitments

24. 經營租賃承擔

At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases in respect of land and buildings as follows:

於結算日，本集團需就土地及樓宇之不可撤銷經營租賃於下列年度內支付未支付之承擔：

		THE GROUP 本集團	
		2001 HK$'000 千港元	2000 HK$'000 千港元
Operating leases which are due to expire:	經營租賃之屆滿期：		
Within one year	一年內	**662**	1,320
In the second to fifth years inclusive	兩年至五年（首尾兩年包括在內）	**4,761**	948
		5,423	2,268

At the balance sheet date, the Company did not have any lease commitments.

本公司於結算日概無任何租賃承擔。

25. Contingent Liabilities

25. 或有負債

		THE GROUP 本集團		THE COMPANY 本公司	
		2001 HK$'000 千港元	2000 HK$'000 千港元	**2001 HK$'000 千港元**	2000 HK$'000 千港元
Guarantee given to bankers in respect of banking facilities granted to a subsidiary	就授予附屬公司之銀行融資向銀行作出之擔保	**—**	—	**257,600**	249,400
Guarantee given to a vendor in respect of goods supplied to subsidiaries	就供應予附屬公司之貨物向賣者作出之擔保	**—**	—	**84,112**	51,450
		—	—	**341,712**	300,850

The Company has given guarantees to banks in respect of general facilities granted to its subsidiaries. The extent of such facilities utilised by the subsidiaries at March 31, 2001 amounted to approximately HK$46,270,000 (2000: HK$28,362,000).

有關授予附屬公司之一般銀行融資，本公司已向該等銀行作出擔保。於二零零一年三月三十一日，附屬公司已使用之銀行融資約為46,270,000港元（二零零零年：28,362,000港元）。

26. Pension Scheme

The Group has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by Manual Life International Limited. The Group and its employees are each required to make contributions to the scheme calculated at 5% to 10% of the employees' basic salaries on a monthly basis. The employees are entitled to 100% of the Group's contribution and the related accrued interest after 10 years' of complete service, or at a reduced scale ranging between 30% to 90% after completion of 3 to 9 years' service. The forfeited contributions and related accrued interest are to be used to reduce the Group's contributions.

The above provident fund scheme was granted an exemption of the Mandatory Provident Fund Schemes. The principal deed and the rules of the above provident fund scheme were amended accordingly to comply with the rules of the Mandatory Provident Fund Schemes Ordinance.

With effect from December 1, 2000, the Group also participated in a mandatory provident fund scheme. The scheme assets are held under a mandatory provident fund operated by Manual Life Provident Fund Trust Company Limited. Under the scheme, the Group is required to make contributions to the scheme calculated at 5% of the employees' relevant income (as defined in the Mandatory Provident Fund Schemes Ordinance) on a monthly basis.

The aggregate contributions, net of forfeited contributions, of the Group which have been dealt with in the income statement of the Group are as follows:

26. 退休金計劃安排

本公司已為其合資格之僱員設立一項定額退休金供款計劃。該項計劃之資產由宏利保險國際有限公司所管理之公積金持有。本集團及僱員均須每月按僱員基本薪金5%至10%提供供款。僱員服務滿10年後，可全數收取本集團供款及有關應計利息，或服務滿三至九年後，可按30%至90%之遞減比例收取供款。沒收供款及有關之應計利息將用以扣減本集團供款。

上述之退休金供款計劃已被列入強制性公積金豁免範圍以內。其中主要規條及契約已根據強制性公積金計劃條例作適當修改。

本集團自二零零零年十二月一日亦已參予強制性公積金計劃。該項計劃資產同時由宏利保險國際有限公司所管理之公積金持有。本集團須每月按僱員薪金之5%提供供款（根據強制性公積金條例所規定）。

扣除沒收供款後，本集團之供款總額已計入本集團之損益表中，詳情如下：

		2001 ***HK$'000*** ***千港元***	2000 *HK$'000* *千港元*
Gross contributions, calculated at 5% to 10% of basic salaries	供款總額按基本薪金之5%至10%計算	**1,445**	1,386
Less: Forfeited contributions utilised to offset the Group's contributions for the year	減：用作抵銷年內本集團供款之沒收供款	**—**	—
Net contributions charged to the income statement	計入損益表之供款淨額	**1,445**	1,386

As at the balance sheet date, there were no forfeited contributions available to offset future contributions of the Group to the above schemes.

於結算日，概無沒收供款可抵銷本集團就該計劃而需作出之未來供款。

27. Capital Commitments

27. 資本承擔

		THE GROUP 本集團	
		2001 *HK$'000* 千港元	2000 *HK$'000* 千港元
Capital expenditure in respect of the acquisition of property, plant and equipment contracted for but not provided in the financial statements	因收購物業、廠房及設備而訂約但未於財務報表作出撥備之資本開支	—	210

At the balance sheet date, the Company did not have any capital commitments.

於結算日前，本公司並無任何資本支出。

28. Related Party Transactions

During the year, the Group paid office and showroom rentals amounting to HK$948,000 (2000: HK$1,804,000) to Napson Trading Limited and godown and carpark rentals amounting to HK$3,525,000 (2000: HK$5,280,000) to Grant Return Investments Limited. A director of the Company, Mr. Chu Ka Lok, Peter, has a beneficial interest in both companies. The rentals were determined with reference to prevailing market rents when the relevant rental agreements were entered into.

28. 有關人士之交易

集團於本年度向Napson Trading Limited支付辦公室及陳列室租金為HK$948,000港元（二零零零年：1,804,000港元）並向宏集投資有限公司支付貨倉及車位租金3,525,000港元（二零零零年：5,280,000港元）。本公司董事朱嘉樂先生於上述兩間公司均擁有實益權益。租金乃按有關之租務合約訂定時之市值租金所釐定。

29. Post Balance Sheet Event

Only July 16, 2001, the Group entered into a conditional agreement to acquire the entire issued share capital of Grant Return Investments Limited, a property investment company, from Napson Trading Limited at a consideration of HK$31,096,000.

29. 結算日後事項

於二零零一年七月十六日，本集團與Napson Trading Limited訂立了一項有條件協議以31,096,000港元收購宏集投資有限公司的全部已發行股本。

30. Ultimate Holdings Company

In the opinion of the directors, Charmwood Development Limited, a company incorporated in Liberia, is the ultimate holding company of the Group.

30. 最終控股公司

董事會認為，在利比利亞成立之Charmwood Development Limited為本集團之最終控股公司。

RESULTS 業績

		Year ended March 31, 截至三月三十一日止年度				
		2001	2000	1999	1998	1997
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		千港元	*千港元*	*千港元*	*千港元*	*千港元*
TURNOVER	營業額	**581,252**	572,223	681,974	532,539	617,465
PROFIT BEFORE TAXATION	税前溢利	**24,674**	30,964	36,166	39,476	45,852
TAXATION	税項	**(4,359)**	(3,772)	(6,010)	(7,660)	(7,112)
NET PROFIT FOR THE YEAR	本年度溢利淨值	**20,315**	27,192	30,156	31,816	38,740

ASSETS AND LIABILITIES 資產及負債

		At March 31, 於三月三十一日			
		2001	2000	1999	1998
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
		千港元	*千港元*	*千港元*	*千港元*
Total assets	資產總額	**430,543**	406,501	417,732	373,254
Total liabilities	負債總額	**142,421**	129,029	176,697	151,049
Shareholders' funds	股東資金	**288,122**	277,472	241,035	222,205

Notes:

1. The results for each of the two years ended March 31, 1999 presented above have been prepared on a combined basis to indicate the results of the Group as if the group structure, at the time when the Company's securities were listed on the Stock Exchange, had been in existence throughout the years concerned.

2. The Company is incorporated in Bermuda on January 24, 1997. Accordingly, the only balance sheets of the Group that have been prepared are those set out above.

附註：

1. 上述呈報截至一九九九年三月三十一日止兩年度之業績乃按合併基準編製以反映本集團業績，編製此業績時乃假設本公司證券在聯交所上市時本集團之架構在各有關年度一直存在。

2. 本公司於一九九七年一月二十四日在百慕達註冊成立。據此，本集團已編製之唯一資產負債表已載於上文。

Notice of Annual General Meeting

股東週年大會通告

Notice is hereby given that the Annual General Meeting of the Members of Alpha General (Holdings) Limited (the "Company") will be held at Coral Room 2, 3/F, Furama Hotel, One Connaught Road Central, Hong Kong on August 23, 2001 (Thursday) at 11:00 a.m. for the following purposes:

1. To adopt the Audited Financial Statements together with the Report of the Directors and the Report of the Auditors for the year ended March 31, 2001.
2. To declare a final dividend for the year ended March 31, 2001.
3. (a) To elect Directors.

   (b) To authorise Directors to appoint any person as a Director either to fill a casual vacancy or as an addition to the existing Board of Directors.
4. To ratify and fix Directors' fee.
5. To re-appoint Auditors and authorise the Directors to fix their remuneration.

By Order of the Board

Tang Chi Chuen
Company Secretary

HKSAR, July 16, 2000

茲通告第一珍寶（集團）有限公司（「本公司」）謹訂於二零零一年八月二十三日（星期四）上午十一時正假座香港中環干諾道中壹號富麗華酒店三樓，珊瑚廳二舉行股東週年大會，以處理下列各項：

1. 接納截至二零零一年三月三十一日止年度之經審核財務報表連同董事會報告及核數師報告。
2. 宣派截至二零零一年三月三十一日止年度末期股息。
3. (a) 選舉董事

   (b) 授權董事委任任何人士出任董事，以填補臨時空缺或作為新增之董事會成員。
4. 正式批准及釐定董事酬金。
5. 重聘核數師並授權董事釐定其酬金。

承董事會命

公司秘書
鄧志全

香港，二零零一年七月十六日

Notes:

(a) A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote for him in accordance with the Company's Bye-laws. A proxy need not be a Member.

(b) To be valid, forms of proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's principal office in Hong Kong as follows not less than 48 hours before the time fixed for holding the Meeting or at any adjournment thereof.

(c) The Register of Members of the Company will be closed from 17 to 23 August, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfer of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar and transfer office in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Thursday, 16 August, 2001.

附註：

(a) 凡有權出席上述大會及於會上投票之本公司股東均有權根據公司細則委任代表代其出席，並於會上代其投票。委任代表毋須為本公司股東。

(b) 代表委任表格連同已簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，須於大會或任何其續會之指定舉行時間四十八小時前送達本公司香港主要辦事處，方為有效。

(c) 本公司將於二零零一年八月十七日起至二十三日止期間（首尾兩天包括在內）暫停辦理股東登記手續，期間亦不會辦理任何股份過戶登記。為符合獲發擬派之末期股息的資格，所有過戶文件連同有關股票必須於二零零一年八月十六日星期四下午四時正前送交本公司於香港之股份過戶登記分處，Secretaries Limited，地址為香港中環干諾道中一百一十一號永安中心五樓。

Principal Office in Hong Kong:
Room 1503, Dominion Centre
43-59 Queen's Road East
Hong Kong

香港主要辦事處：
香港
皇后大道東43-59號
東美中心1503室

Corporate Information

DIRECTORS

Executive Directors:
Mr. Chu Ka Lok, Peter *(Chairman and President)*
Mr. Wat Hon Keung *(Vice-President)*
Mr. Chan Kai Kwok
Ms. Chu Maria Teresa

Independent Non-executive Directors:
Mr. Chan Chi Keung, Chris
Dr. Wu Shu Chih, Alex

COMPANY SECRETARY

Mr. Tang Chi Chuen

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE IN HONG KONG

Room 1503, Dominion Centre
43-59 Queen's Road East
Hong Kong

PRINCIPAL BANKERS

Standard Chartered Bank Limited
The Hong Kong and Shanghai Banking Corporation Limited
Shanghai Commercial Bank Limited
Banqué Nationale de Paris

公司資料

董事

執行董事：
朱嘉樂先生 *(主席兼總裁)*
屈漢強先生 *(副總裁)*
陳啟國先生
朱詠儀小姐

獨立非執行董事：
陳志強先生
吳樹熾博士

公司秘書

鄧志全先生

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港主要辦事處

香港
皇后大道東43-59號
東美中心1503室

主要往來銀行

渣打銀行有限公司
香港上海滙豐銀行有限公司
上海商業銀行有限公司
法國國家巴黎銀行

AUDITORS

Deloitte Touche Tohmatsu
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

核數師

德勤 • 關黃陳方會計師行
香港
干諾道中111號
永安中心26樓

LEGAL ADVISER

Wilkinson & Grist
6th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

法律顧問

高露雲律師行
香港
中環
遮打道10號
太子大廈6樓

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Butterfield Corporate Services Limited
Rosebank Centre
14 Bermudiana Road
Pembroke
Bermuda

股份過戶登記總處

Butterfield Corporate Services Limited
Rosebank Centre
14 Bermudiana Road
Pembroke
Bermuda

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Secretaries Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

股份過戶登記香港分處

秘書商業服務有限公司
香港
干諾道中111號
永安中心5樓

INVESTOR AND MEDIA RELATIONS CONSULTANT

JOVIAN Financial Communications Limited
Tel: (852) 2581 0168
Fax: (852) 2854 2012
E-mail: jovian@joviancomm.com
Web site: www.joviancomm.com

投資者及傳媒關係顧問

溢星財經傳播有限公司
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